Exhibit (a)(5)(C)

Amprius Announces Temporary Offer Allowing Public and Private Warrants to be Exercised at a Reduced Price

FREMONT, Calif. — May 13, 2024 — Amprius Technologies, Inc. (“Amprius” or the “Company”) (NYSE: AMPX), a leader in next-generation lithium-ion batteries with its Silicon Anode Platform, today announced a temporary offer allowing its public and private warrants to be exercised for cash at a reduced price.

The offer applies to holders of the Company’s outstanding public warrants to purchase up to 29,268,236 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and private warrants to purchase up to 16,400,000 shares of Common Stock (together with the public warrants, the “Offering Warrants”). Holders of the Offering Warrants, exercisable for one share of Common Stock at an exercise price of $11.50 per Offering Warrant, will have the opportunity to exercise their Offering Warrants at a temporarily reduced cash exercise price of $1.10 per Offering Warrant.

The offer is contingent upon the terms set forth in the Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc., dated May 13, 2024 (together with any amendments or supplements thereto, the “Offer to Exercise”), filed as an exhibit to the Company’s Schedule TO filed with the U.S. Securities and Exchange Comission (the “SEC”).

The Company’s outstanding private placement warrants (the “PIPE Warrants”), which are exercisable at a price of $12.50 per PIPE Warrant, are not eligible to be exercised at the reduced exercise price.

To participate in the Offer to Exercise and exercise the Offering Warrants at the reduced cash exercise price, holders will be required to tender their Offering Warrants prior to the expiration of the Offer to Exercise at 5:00 p.m. Eastern Time on June 11, 2024, which may be extended by Amprius in its sole discretion.

The purpose of the Offer to Exercise is to encourage the cash exercise of the Offering Warrants by temporarily reducing the exercise price. Net proceeds received from any such exercises will provide funds to Amprius for working capital, including to partially fund the Company’s development plans, and general corporate purposes. If all of the outstanding Offering Warrants subject to the Offer to Exercise are exercised at this temporarily reduced cash exercise price, Amprius would receive gross proceeds of approximately $50 million from such exercises.

For additional information or assistance, please contact D.F. King & Co., Inc., which is acting as Information Agent for the Offer to Exercise. The Information Agent may be reached at:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call: (212) 434-0035

Call Toll-Free: (866) 342-4883

Email: ampx@dfking.com

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

The discussion of the Offer to Exercise contained in this press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities. Holders of the Offering Warrants should read the Schedule TO filed with the SEC and the exhibits attached thereto carefully because they contain important information, including the various terms and conditions of the Offer to Exercise. The Schedule TO, including the Offer to Exercise and other related materials, will also be available to Offering Warrant holders at no charge on the SEC’s website at www.sec.gov or from D.F. King & Co., Inc., the Company’s information agent for the offering. Holders of the Offering Warrants are urged to read those materials carefully prior to making any decisions with respect to the Offer to Exercise.

The Company has filed with the SEC registration statements that, each as supplemented by the applicable prospectus supplement, collectively register, among other things, the offer and sale of the shares of Common Stock issuable upon exercise of Offering Warrants at the temporarily reduced offering price available under the Offer to Exercise. Copies of the prospectus supplements relating to the exercise of the Offering Warrants, together with the accompanying base prospectuses included in the registration statements, may be obtained from the SEC at http://www.sec.gov, or by contacting D.F. King & Co., Inc. at 48 Wall Street, 22nd Floor, New York, NY 10005; Bankers and Brokers Call: (212) 434-0035; Toll-Free Call: (866) 342-4883, or via email at AMPX@dfking.com.

About Amprius Technologies, Inc.

Amprius Technologies, Inc. is a leading manufacturer of high-energy and high-power lithium-ion batteries producing the industry’s highest known energy density cells. The Company’s commercially available SiMaxx™ batteries deliver up to 450 Wh/kg and 1,150 Wh/L, with third-party validation of 500Wh/kg and 1,300 Wh/L. The Company’s corporate headquarters is in Fremont, California, where it maintains an R&D lab and a MWh scale manufacturing facility for the fabrication of silicon anodes and cells. To serve customer demand, Amprius entered into a lease agreement for an approximately 774,000 square foot facility in Brighton, Colorado and expanded its product portfolio to include the SiCore™ platform.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Amprius’ plans related to the tender offer, including the expiration date of the Offer to Exercise and the use of proceeds. These forward-looking statements are subject to a number of risks and uncertainties, including whether holders of the Offering Warrants participate in the Offer to Exercise, the Company’s ability to complete the tender offer and changes in the Company’s strategy due to unforeseen events or changed business conditions. For more information on these and other risks and uncertainties that may impact the operations and projections discussed herein can be found in the documents Amprius files from time to time with the Securities and Exchange Commission (the “SEC”), all of which are available on the SEC’s website at www.sec.gov. There may be additional risks that Amprius does not presently know or that Amprius currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Amprius’ expectations, plans or forecasts of future events and views as of the date of this press release. These forward-looking statements should not be relied upon as representing Amprius’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Except as required by law, Amprius specifically disclaims any obligation to update any forward-looking statements. Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking

Contacts:

Investors

Tom Colton, Chris Adusei-Poku

Gateway Group, Inc.

949-574-3860

IR@amprius.com

Media

Zach Kadletz, Brenlyn Motlagh

Gateway Group, Inc.

949-574-3860

Amprius@Gateway-grp.com